EXTRAORDINARY GENERAL MEETING

HUTCHISON CHINA MEDITECH LIMITED

May 29, 2019

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

Please vote, sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 2:00 PM EST May 20, 2019.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00003030000000000000 4   052919

Resolutions presented for consideration at the Extraordinary General Meeting on May 29, 2019
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Ordinary Resolution:

	FOR	AGAINST	ABSTAIN
1. To subdivide each ordinary share of US$1.00 into 10 ordinary shares of US$0.10.	☐	☐	☐

Special Resolution:

	FOR	AGAINST	ABSTAIN
2. Conditional upon the listing on The Stock Exchange of Hong Kong Limited, adopt a new memorandum of association and articles of association of the Company.	☐	☐	☐

To change the address on your account or to add the email, please check the box at right. ☐

Please indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below.

Signature of Shareholder ________ Date: ________ Signature of Shareholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

EXTRAORDINARY GENERAL MEETING

HUTCHISON CHINA MEDITECH LIMITED

(Continued and to be signed on the reverse side)